VIA EDGAR

September 19, 2025

Mr. Jimmy McNamara

Mr. Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	ALT5 Sigma Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 12, 2025
File No. 001-19621

Dear Messrs. McNamara and McCann:

On behalf of ALT5 Sigma Corporation (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter, dated September 18, 2025, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-19621), which was filed by the Company with the SEC on September 12, 2025 (the “PRE14A”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Company’s response immediately following each comment.

Preliminary Proxy Statement on Schedule 14A

Proposal 1

The Issuance and Appointment Proposal, page 7

1.	We refer to Proposal 1, which seeks shareholder approval for (i) the issuance of 119,000,000 shares of common stock upon the exercise of pre-funded warrants and common stock purchase warrants, and (ii) the appointment of a nominee to the board of directors. Please tell us why these two matters should not be in separate proposals. Refer to Rule 14a-4(a)(3).

RESPONSE: We respectfully acknowledge the Staff’s comment and note that Proposal 1 is to approve, for purposes of Nasdaq Listing Rule 5635, the contractual requirements related to a private placement offering that closed on August 12, 2025 (the “Private Placement”), including the issuance of 119,000,000 shares of our common stock, par value $0.001 per share, upon the exercise of pre-funded warrants and common stock purchase warrants held by World Liberty Financial, Inc. (“WLFI”) and the appointment to the board of directors of the Company (the “Board”), by the Board, of a second director candidate selected by WLFI.

Faith.Charles@thompsonhine.com Fax: 212.344.6101 Phone: 212.908.3905

300 Madison Avenue, 27th Floor New York, New York 10017-6232	www.ThompsonHine.com O: 212.344.5680 F: 212.344.6101

September 19, 2025

Proposal 1 does not require the appointment of any specific director to the Board, it seeks approval from the stockholders to allow WLFI to select a second member of the Board, who will be appointed by the Board in accordance with applicable laws and the Company’s governing documents.

The Company intends to revise Proposal 1 to read as follows in its Definitive Proxy Statement on Schedule 14A. The concepts of the revised Proposal 1, including removing the reference to any specific individual being appointed to the board, will be reflected throughout the Definitive Proxy Statement.

To approve, for purposes of Nasdaq Listing Rule 5635, the contractual requirements related to a private placement offering that closed on August 12, 2025, including the issuance of 119,000,000 shares of our common stock, par value $0.001 per share (“Common Stock”), upon the exercise of pre-funded warrants and common stock purchase warrants held by World Liberty Financial, Inc. (“WLFI”) and the appointment to the board of directors of the Company (the “Board”) by the Board of a second director candidate selected by WLFI.

2.	We note that the appointment of the director to the board appears to be an action taken with respect to the election of a director. Accordingly, please revise the proxy to include all information required by Items 7 and 8 of Schedule 14A, or advise.

RESPONSE: We respectfully acknowledge the Staff’s comment and refer the Staff to our response to the first comment, which includes a clarification that Proposal 1 will not require the appointment of a specific individual to Board.

*****

September 19, 2025

Please direct any questions to the undersigned at (212) 908-3905.

Sincerely,

/s/ Faith L. Charles

Faith L. Charles

cc:

Mr. Jonathan Hugh, ALT5 Sigma Corporation